March 27, 2003


VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Attn: U.S. Securities and Exchange Commission

Re: Palomar Enterprises, Inc.
    Registration Statement on Form S-8
    Filed: March 20, 2003
    File No.: 333-103943

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Palomar Enterprises, Inc., a Nevada corporation (the "Company") hereby applies for the withdrawal of its previously filed Registration Statement on Form S-8 (File No. 333-103943) (the "Registration Statement") relating to its common stock.

The Company has voluntarily elected not to proceed with the registration of shares as contemplated by the Registration Statement in order to pursue employment of the individual with whom the transaction is contemplated therein. It requests that the Securities and Exchange Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest, for the benefit of the Company and the protection of investors, as contemplated by paragraph (a) of said Rule 477. No issuances of the Company's shares of common stock have been nor will be made under the Registration Statement on Form S-8.

Sincerely,

Palomar Enterprises, Inc.

By: /s/ Jeffrey Halbirt, President
   ----------------------------------
Name:  Jeffrey Halbirt
Title: President